Exhibit 99.1

RESULTS OF THE ANNUAL GENERAL MEETING OF GRINDROD SHIPPING HOLDINGS LTD. HELD ON MAY 25, 2023 (the “AGM”)

There were 19,472,008 ordinary shares in issue as at the date of the AGM. 16,530,885 ordinary shares, being 84.896% of the issued ordinary shares, were present or represented at the AGM, constituting a quorum.

At the AGM, the shareholders voted on all the resolutions relating to the ordinary business and all the resolutions relating to the special business as set out in the notice of the AGM, dated April 12, 2023. All resolutions considered at the meeting were duly passed.

Each ordinary share carries one vote. Details of all votes validly cast at the AGM are set out below:

	For (1)		Against (1)		Abstentions (1)
	Number of shares	%(2)	Number of shares	%(2)	Number of shares	%(3)
Resolution number and details

Routine Business

1. To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended December 31, 2022 and the Auditor’s Report thereon.	16,504,791	99.970%	4,969	0.030%	21,125	0.128%

2. To re-appoint Mr. Paul Charles Over, who retires pursuant to Regulation 101 of the Constitution, as a Director of the Company.	16,479,354	99.897%	16,946	0.103%	34,585	0.209%

3. To re-appoint Ms. Rebecca I Brosnan, who retires pursuant to Regulation 106 of the Constitution, as a Director of the Company.	16,477,438	99.884%	19,150	0.116%	34,297	0.207%

4. To re-appoint Mr. Edward David Christopher Buttery, who retires pursuant to Regulation 106 of the Constitution, as a Director of the Company.	16,476,859	99.885%	19,041	0.115%	34,985	0.212%

5. To re-appoint Mr. Gordon William French, who retires pursuant to Regulation 106 of the Constitution, as a Director of the Company.	16,478,825	99.897%	17,058	0.103%	35,002	0.212%

6. To re-appoint Mr. Alan Ian Hatton, who retires pursuant to Regulation 106 of the Constitution, as a Director of the Company.	16,477,674	99.901%	16,400	0.099%	36,811	0.223%

7. To re-appoint Dr. Kurt Ernst Moritz Klemme, who retires pursuant to Regulation 106 of the Constitution, as a Director of the Company.	16,477,309	99.891%	17,963	0.109%	35,613	0.215%

8. To re-appoint Mr. Charles Goodson Maltby, who retires pursuant to Regulation 106 of the Constitution, as a Director of the Company.	16,478,987	99.902%	16,092	0.098%	35,806	0.217%

9. To re-appoint Mr. Cullen Michael Schaar, who retires pursuant to Regulation 106 of the Constitution, as a Director of the Company.	16,477,371	99.886%	18,732	0.114%	34,782	0.210%

10. To approve the remuneration of the Non-executive Directors of the Company from time to time during the year ending December 31, 2023 in accordance with the following annual fee rates as may be relevant to each Non-executive Director: (i) total all-inclusive Chairman’s fee of US$175,000; (ii) Directors’ fee of US$85,000; (iii) Committee Chairman’s fee of US$40,000; and (iv) Committee member’s fee of US$15,000.	16,439,308	99.617%	63,154	0.383%	28,423	0.172%

11. To re-appoint Deloitte & Touche LLP as the Auditors of the Company for the financial year ending December 31, 2023 and to authorize the Directors to fix their remuneration.	16,511,395	99.967%	5,434	0.033%	14,056	0.085%

Special Business

12. To approve the NED Compensation Program pursuant to which the NEDs concerned will be paid up to US$2,000 per diem, or a monthly retainer, or a flat retainer, always subject to a maximum of US$120,000 per annum per NED for any extraordinary work undertaken on behalf of the Company outside of the scope and time commitment contained in the letters of appointment for the NEDs.	16,427,191	99.664%	55,311	0.336%	48,383	0.293%

13. Renewal of the Share Repurchase Mandate.	16,486,382	99.896%	17,149	0.104%	27,354	0.165%

14. Authority to issue and allot shares.	16,414,108	99.502%	82,148	0.498%	34,629	0.209%

Notes :

(1)

Whilst ordinary shares abstained from voting and broker non-votes count toward determining the quorum of the meeting, the calculation of the percentage of votes cast in favour of, or against, the resolution disregards abstained votes and broker non-votes.

(2)	Percentage is calculated as the votes for or against, as applicable, divided by the total of votes for and against, and not including abstentions and broker non-votes.

(3)	Percentage is calculated as the votes abstained and broker non-votes divided by total ordinary shares represented at the AGM, being 16,530,885 ordinary shares.